Exhibit II-3
(English Language Translation)

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, may be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the acquiror may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.
Public Notice of Share Exchange
July 30, 2010
To Our Shareholders:
Isao Takasaki
President
Canon Machinery Inc.
85 Aza Nawatezaki, Minami
Yamada-cho
Kusatsu-shi, Shiga, Japan
     We hereby inform you that the Company has decided to make a share exchange under which Canon Inc. (having its head office at 30-2, Shimomaruko 3-chome, Ota-ku, Tokyo) will become a wholly owning parent company of the Company (the “Share Exchange”).
     The Share Exchange will become effective on October 1, 2010, and is conditional upon a proposal for the Share Exchange being approved and adopted at the Company’s Extraordinary General Meeting of Shareholders to be held on August 17, 2010.
     If you request the Company to purchase your shares pursuant to Article 785, Paragraph 1 of the Companies Act in connection with the Share Exchange, please give the Company written notice thereof, specifying the number of shares to be so purchased, for a period from the twentieth (20th) day prior to the effective date of the Share Exchange to the day immediately preceding the effective date of the Share Exchange. In giving the above-mentioned notice, please also request the account management institution with which you have deposited your shares to issue an individual shareholders notice (kobetsu-kabunushi-tsuchi) to the Company and apply for a book-entry transfer of the shares so requested for purchase to the account designated below.
     If the book-entry transfer to the account designated by the Company should not be completed on or prior to September 30, 2010, you might not be entitled to exercise the right to request for purchase of your shares for practical reasons. Accordingly, you would need to submit the above-mentioned application for book-entry transfer to your account management institution not later than around September 21, 2010. However, please check with your account management institution the specific period of time required for the book-entry transfer.

II-3-1

     The arrangement described above is designed to avoid such situations as you would not be able to exercise your right to request the Company to purchase your shares, and to ensure that you will be able to exercise such right. We appreciate your understanding.
     If you have any question about the above-mentioned procedure, please feel free to contact our Corporate Administration Division (phone: 077-566-1811).
Details:

Account holder:	Canon Machinery Inc.

Participant account code:	002897006527969000001
     This account will be opened on or after August 27, 2010 when Mizuho Trust & Banking Co., Ltd. starts to act as our shareholders’ register administrator.

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